Exhibit 21.1

SUBSIDIARIES OF ATARA BIOTHERAPEUTICS, INC.

Subsidiary Name	Jurisdiction of Incorporation
Nina Biotherapeutics, Inc.	Delaware
Santa Maria Biotherapeutics, Inc.	Delaware
Pinta Biotherapeutics, Inc.	Delaware